Registration No.
                                                                     333-74317
                                                               filed pursuant to
                                                                    424(b)(3)

                               CINTAS CORPORATION

                          12,475 shares of Common Stock


         The shareholder of Cintas Corporation described below is offering and selling 12,475 shares of Cintas Common Stock.

     The Selling Shareholder obtained his shares of Cintas stock on February 26, 1999 in exchange for Affirmed of Minnesota, Inc. d/b/a Affirmed Medical Services, Inc.

         The Selling Shareholder may offer his Cintas stock through public or private transactions, on or off the United States exchanges, at prevailing market prices, or at privately negotiated prices.

         Cintas stock is traded on the Nasdaq National Market under the symbol "CTAS." On July 7, 1999, the closing price of one share of Cintas stock on the Nasdaq National Market was $66-5/8.

                    ----------------------------------------

         The shares of Cintas Common Stock offered pursuant to this Prospectus involve a high degree of risk. See "Risk Factors" beginning at page 3.




         Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities, or determined if this Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.



                  The date of this Prospectus is July 9, 1999.

                       WHERE YOU CAN FIND MORE INFORMATION

         We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may also read and copy any document we file at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are available to the public over the internet at the SEC's web site at http://www.sec.gov.

         The SEC allows us to "incorporate by reference" the information we file with them. This Prospectus incorporates important business and financial information about Cintas which is not included in or delivered with this Prospectus. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the Quarterly Reports on Form 10-Q for the quarters ended August 31, 1998, November 30, 1998 and February 28, 1999, the Annual Report on Form 10-K for the year ended May 31, 1998, the Forms 8-K filed on June 1, 1998, January 14, 1999, April 7, 1999 and June 17, 1999 and the Form 8-K/A filed on May 7, 1999 and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until we sell all of the securities. We also incorporate by reference our Registration Statement on Form 8-A, SEC File No. 0-11399, registering the Company's Common Stock under Section 12 of the Exchange Act, which describes the class of securities being registered by this Prospectus.

         You may obtain a copy of these filings without charge, by writing or telephoning us at the following address:
                                            David T. Jeanmougin
                                            Senior Vice President and Secretary
                                            Cintas Corporation
                                            6800 Cintas Boulevard
                                            Cincinnati, Ohio   45262
                                            (513) 459-1200

         You should rely only on the information incorporated by reference or provided in this prospectus. We have not authorized anyone else to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of those documents. If you would like to request documents from us, please do so by five business days before you have to make an investment decision.

         This Prospectus and the documents "Incorporated by Reference" as discussed under "Where You Can Find More Information" contain forward looking statements within the meaning of federal securities law. Such statements can be identified by the use of forward-looking terminology such as "may," "will," "expect," "anticipate," "estimate," "continue" or other similar words. These statements discuss future expectations, contain projections of results of operations or of financial condition or state other "forward-looking" information. Although management believes that the expectations reflected in its forward-looking statements are based on reasonable assumptions, there are certain factors such as general economic conditions, local real estate conditions, or weather conditions that might cause a difference between actual results and those forward-looking statements. When considering such forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this prospectus.

                                  RISK FACTORS

         An investment in the shares of Cintas Common Stock offered under this Prospectus involves a high degree of risk. The following risk factors, in addition to the other information contained in this Prospectus, should be considered carefully in evaluating Cintas and its business.

Acquisitions

         From June 1, 1995 through the fiscal quarter ended February 28, 1999, Cintas issued approximately 10,500,000 shares of its common stock and paid approximately $55 million in cash in 126 acquisitions. On March 24, 1999 Cintas issued an additional 5,072,124 shares of its common stock in connection with its acquisition of Unitog Company. As part of its growth strategy, Cintas intends to continue to actively pursue additional acquisition opportunities. In order to achieve anticipated benefits from these acquisitions, Cintas must successfully integrate any acquired business with its existing operations, and while it believes it will be able to fully integrate these businesses into Cintas, it can give no assurance that it will be successful in this regard. Cintas can also give no assurance that it will be able to complete future acquisitions or that all future issuances of securities in connection with acquisitions will not dilute the interests of its shareholders. Further, Cintas can give no assurance that it will be able to successfully integrate and profitably manage the business of Unitog Company.

Competition

         Cintas' customers in the uniform rental and sales industry primarily choose suppliers based upon quality of products, service and price. Leading uniform competitors include UniFirst Corporation, ARAMARK Corporation and G&K Services, Inc. In addition to Cintas' traditional uniform rental competitors, Cintas anticipates that future competition may be with businesses that focus on selling uniforms and other related items. If existing or future competitors seek to gain or retain market share by reducing prices in reaction to the Unitog Merger or otherwise, Cintas may be required to lower prices, which would hurt its operating results. Cintas competitors also generally compete with Cintas for acquisition candidates, which can increase the price for acquisitions and reduce the number of available acquisition candidates.

Economic Conditions

         National or regional economic slowdowns or certain industry specific slowdowns may hurt Cintas' business. Events or conditions in a particular area, such as adverse weather and other factors, could also hurt operating results. Furthermore, increases in interest rates may lead to a decline in economic activity and adversely affect operating results. While Cintas does not believe that its exposure is greater than that of its competitors, Cintas could be adversely affected by increases in the prices of fabric, fuel, wages and other components of product cost unless it could recover such increases through increases in the prices for its services and products. Competitive and general economic conditions might limit the ability of Cintas and its competitors to increase prices to cover such increases.

Environmental Regulation

         Various federal, state and local laws and regulations governing hazardous wastes and other substances affect Cintas and its competitors in the uniform rental industry. Specifically, industrial laundries use and must dispose of detergent waste water and other residues. In the past, Cintas has settled, or contributed to the settlement of, actions or claims brought against it which relate to the disposal of hazardous materials. Cintas may have to pay material amounts to compensate for the consequences of disposals in the future. Under environmental laws, an owner or tenant of real estate may be required to pay the costs of removing or remediating certain hazardous or toxic substances located on or in or emanating from property whether or not the owner or tenant knew of or was responsible for the presence of such hazardous or toxic substances. While Cintas regularly engages in environmental due diligence in connection with acquisitions, Cintas can give no assurance that locations that have been acquired or leased have been operated in compliance with environmental laws and regulations during prior periods or that future uses or conditions will not make Cintas liable under these laws or expose Cintas to third-party actions including tort suits.

         In addition, the federal Environmental Protection Agency has recently proposed a federal environmental regulatory framework which applies to industrial laundry operations and, if implemented as proposed, would replace local regulations, particularly in the area of waste water compliance. Scheduled to take effect in 1999, these regulations, if implemented as proposed, would require Cintas to pay substantial amounts to be in compliance, which would increase operating costs and capital expenditures. Cintas and other companies have had discussions with the EPA regarding these proposed regulations. As a result of these discussions, Cintas believes that the final regulations will not be as extensive as the proposed regulations. To the extent, however, that Cintas cannot offset new costs and expenses through price increases, results of operations could decline.

Dependence on Senior Management; Ability to Attract and Retain Quality Personnel

         Cintas' success depends in part on the skills, experience and efforts of senior management and certain other key employees. If, for any reason, one or more senior executives or key personnel were not to remain active with Cintas, results of operations could be hurt. Future success also depends on Cintas' ability to attract and retain qualified managers and technical and marketing personnel, as well as sufficient numbers of hourly workers. Although Cintas has an excellent track record of attracting and retaining quality people, there is competition in the market for the services of such qualified personnel and a tight market for hourly workers. The failure to attract and retain such personnel or workers could hurt the results of operations.

Information Systems; Year 2000

         Cintas has made a substantial investment in its information systems and intends to spend significant amounts on information systems in the future. In particular, Cintas has evaluated the programming code in its existing computer and software systems as the Year 2000 approaches. The issue with respect to Year 2000 is whether systems will properly recognize date sensitive information when the year changes to 2000. Systems that do not properly recognize such information could generate erroneous data or cause complete system failures. Cintas has completed an assessment of all of its software systems and has determined what changes need to be made so that Cintas' computer systems will function properly with respect to dates in the Year 2000 and thereafter. Cintas does not expect that the total cost of those changes will be material, and will expense the costs as incurred. Cintas expended most of its Year 2000 costs during fiscal 1998, and expects to expense the remaining costs in fiscal 1999 when all changes are expected to be completed. Cintas is contacting key suppliers to obtain certification of their systems Year 2000 compliance. After Cintas identifies which vendors may fail to become Year 2000 compliant in a timely fashion, Cintas will develop a strategy to minimize its risks which may include contingency plans such as alternative suppliers or alternative processes. Although Cintas believes that the likelihood of the Year 2000 having a material affect on its operations, liquidity or financial position is remote, there can be no such assurance that this will be the case.

                                   THE COMPANY

         Cintas is a leader in the uniform rental and sales business and has particular expertise in designing, planning and implementing corporate identity uniform programs. The Company concentrates on uniform rental services and custom uniform sales. Cintas received 74% of its revenues for fiscal 1998 from uniform rental services and non-uniform rental items, including dust mops, entrance mats and wiping cloths. The balance of the Company's revenues were derived from custom uniform sales, the sale of first aid and safety products, consumable cleanroom supplies and sales of related items. The Company provides uniform and related rental products and services through a network of approximately 200 rental locations, six cleanroom facilities and seven distribution centers located in various parts of the United States. At its fourteen garment manufacturing facilities the Company manufactures a substantial portion of the uniform trousers and uniform shirts supplied to its customers. First aid and safety products are sold to industrial users either directly from Cintas or Cintas subsidiaries or through independent distributors.

         During the past five years, Cintas has made several acquisitions which significantly affected the Company's revenues and net income. These acquisitions were completed using cash, seller-financing, Cintas Common Stock or a combination of these methods. The Company intends to continue to expand, through both internal growth, including the establishment of operations in new geographic areas, and by continuing its acquisition program of both uniform rental and sale companies and companies that engage in the sale and distribution of first aid and safety products.

         Cintas was incorporated under the laws of the State of Washington in 1986 and is the successor to a business begun in 1929. Its executive offices are located at 6800 Cintas Boulevard, Mason, Ohio 45040; telephone number (513) 459-1200.

                               SELLING SHAREHOLDER

         The 12,475 shares offered pursuant to this Prospectus, all of which are being offered for sale hereby, are offered by Thomas Esterley. On February 26, 1999, Cintas consummated the acquisition of Affirmed of Minnesota, Inc. d/b/a/ Affirmed Medical Services, Inc. Mr. Esterley received the 12,475 shares of Cintas Common Stock described in this Prospectus in exchange for his shares in Affirmed.

          The Selling Shareholder owns no other shares of Cintas Common Stock other than those offered under this Prospectus. If Mr. Esterley sells all of the shares offered under this Prospectus, he will not own any shares of Cintas Common Stock.

         Shares acquired by gift from the shares owned by the Selling Shareholder may also be sold pursuant to the Prospectus by any such donee. This Prospectus may also be used by transferees, assignees, distributees and pledgees of the Selling Shareholder.

                                 USE OF PROCEEDS

         Cintas will not receive any proceeds from the shares being sold in this offering.

                              PLAN OF DISTRIBUTION

         The Company is registering the shares offered hereby on behalf of the Selling Shareholder. The Company has been advised by the Selling Shareholder that he may sell or transfer all or a portion of the shares offered hereby from time to time to third parties directly or by or through brokers, dealers, agents or underwriters, who may receive compensation in the form of underwriting discounts, concessions or commissions from the Selling Shareholder and/or from purchasers of the shares for whom they may act as agent. However, the Selling Shareholder has advised the Company that he has not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of her securities, nor is there an underwriter or coordinating broker acting in connection with the proposed sales or transfers of shares by the Selling Shareholder. Such sales and transfers of the shares may be effected from time to time in one or more transactions on the Nasdaq National Market, in the over-the-counter market, in negotiated transactions or otherwise, at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, at negotiated prices, or without consideration, through put or call options transactions relating to the shares, through short sales of shares or a combination of such methods of sale, or by any other legally available means.

         The term, "Selling Shareholder" includes donees, pledgees and assignees in interest selling shares from the named Selling Shareholder after the date of this prospectus. Any or all of the shares may be sold or transferred from time to time by the Selling Shareholder by means of (a) a block trade in which the broker or dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction; (b) purchases by a broker or dealer as principal and resale by such broker or dealer for its account pursuant to this Prospectus; (c) ordinary brokerage transactions and transactions in which the broker solicits purchasers;
(d) through the writing of options on the shares; (e) pledges as collateral to secure loans, credit or other financing arrangements and any subsequent foreclosure, if any, thereunder; (f) gifts, donations and contributions; and (g) any other legally available means. The aggregate net proceeds to the Selling Shareholder from the sale of the shares will be the purchase price of such shares less any commissions.

         In order to comply with the securities laws of certain states, if applicable, the shares will be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

         The Selling Shareholder and any brokers, dealers, agents or underwriters that participate in the distribution of the shares may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act, in which event any discounts, concessions and commissions received by such brokers, dealers, agents or underwriters and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Because the Selling Shareholder may be deemed to be an "underwriter" within the meaning of Section 2(11) of the Securities Act, the Selling Shareholder will be subject to the prospectus delivery requirements of the Securities Act, which may include delivery through the facilities of the Nasdaq National Market. Additionally, the anti-manipulative provisions of Regulation M promulgated under the Exchange Act may apply to sales by the Selling Shareholder in the market.

         No underwriter, broker, dealer or agent has been engaged by the Company in connection with the distribution of the shares.

         Any shares covered by this Prospectus which qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than pursuant to this Prospectus. There is no assurance that the Selling Shareholder will sell any of the shares. The Selling Shareholder may transfer, devise or gift shares by other means not described herein.

         The Company will pay all of the expenses incident to the registration of the shares, other than underwriting discounts and selling commissions, if any.

         The Selling Shareholder may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of shares against certain liabilities, including liabilities under the Securities Act.

         Upon the Company being notified by the Selling Shareholder that any material arrangement has been entered into with a broker-dealer for the sale of shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, a supplement to this prospectus will be filed, if required, pursuant to Rule 424(b) under the Securities Act. The supplement will disclose (i) the name of each such selling shareholders and of the participating broker-dealer(s), (ii) the number of shares involved, (iii) the price at which such shares will be sold, (iv) the commissions to be paid or discounts or concessions to be allowed to such broker-dealer(s), where applicable, (v) that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus and (vi) other facts material to the transaction. A supplement to this prospectus will be filed if the Company is notified by the Selling Shareholder that a donee or pledgee intends to sell more than 500 shares.

                                  LEGAL MATTERS

         The legality of the Common Stock offered hereby will be passed upon for Cintas by Keating, Muething & Klekamp, P.L.L., Cincinnati, Ohio, of which Donald
P. Klekamp, a Director of the Company, is a partner. Members of that firm participating in matters connected with the issuance of shares under this prospectus beneficially own 174,488 shares of Cintas Common Stock.

                                     EXPERTS

         The consolidated financial statements of Cintas Corporation incorporated by reference in Cintas Corporation's Annual Report on Form 10-K for the year ended May 31, 1998, and the supplemental consolidated financial statements of Cintas Corporation included in Cintas Corporation's Current Report on Form 8-K/A filed on May 7, 1999, have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon incorporated by reference therein and incorporated herein by reference in reliance upon such reports, given upon the authority of such firm as experts in accounting and auditing.

                                  MISCELLANEOUS

         No person is authorized to give any information or to make any representations other than those contained or incorporated by reference in this Prospectus and, if given or made, such information or representations must not be relied upon as having been authorized. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities other than the registered securities to which it relates or an offer to sell or a solicitation of an offer to buy such securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. Neither the delivery of this Prospectus nor any sale hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of Cintas since the date hereof or that the information herein is correct as of any time subsequent to its date.